SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Immersion Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
452521107
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 95,442
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 95,442
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,442
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,235
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,235
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doonbeg Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,092,814
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,092,814
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,814
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Fund Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 294,063 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 294,063 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,063 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON IA
(1)	Includes 198,621 Shares that are deemed to be beneficially owned by Shannon River Fund Management LLC, which serves as sub-advisor to one other fund.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 129,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 129,677
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shannon River Global Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,235
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,235
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,235
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doonbeg Global Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,092,814
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,092,814
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,814
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doonbeg Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,092,814
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,092,814
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,092,814
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spencer Waxman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,421,112 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,421,112 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,112 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 198,621 Shares that are deemed to be beneficially owned by Shannon River Fund Management LLC, which serves as sub-advisor to one other fund.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of Immersion Corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
A total of approximately $10,727,395 was paid to acquire the 1,421,112 shares of Common Stock reported as beneficially owned by the Reporting Persons. The funds used to purchase the Shares were obtained from the general working capital of SRP, SRMF and DMF, and the general working capital of the unaffiliated fund which is managed by a third party and for which SRF Management serves as a sub-advisor, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 31,144,237 shares of Common Stock outstanding as of February 28, 2020, as reported on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2020.
As of the date hereof, SRP beneficially owned 95,442 Shares, constituting less than 1% of the shares of Common Stock outstanding. By virtue of their respective relationships with SRP discussed in further detail in Item 2, each of SRC Management, SRF Management and Mr. Waxman may be deemed to beneficially own the Shares owned directly by SRP.  SRC Management, SRF Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
As of the date hereof, SRF Management serves as the sub-advisor for one separate fund that is not an affiliate of the Reporting Persons, which owns 294,063 Shares, constituting less than 1% of the shares of Common Stock outstanding.  By virtue of their respective relationships with such fund discussed in greater detail in Item 2, each of SRF Management and Mr. Waxman may be deemed to beneficially own the Shares directly owned by such fund.  SRF Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
As of the date hereof, SRMF beneficially owned 34,235 Shares, constituting less than 1% of the shares of Common Stock outstanding. By virtue of their respective relationships with SRMF discussed in further detail in Item 2, each of SRG Management and Mr. Waxman may be deemed to beneficially own the Shares owned directly by SRMF. SRG Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
As of the date hereof, DMF beneficially owned 1,092,814 Shares, constituting approximately 3.5% of the shares of Common Stock outstanding. By virtue of their respective relationships with DMF discussed in further detail in Item 2, each of DF Management, DG Management and Mr. Waxman may be deemed to beneficially own the Shares owned directly by DMF.  DG Management and Spencer Waxman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Based on the above, as of the date hereof, Mr. Waxman may be deemed to beneficially own 1,421,112 Shares, constituting approximately 4.6% of the shares of Common Stock outstanding.  By virtue of his relationships with SRF Management, SRC Management, SRG Management, DF Management and DG Management discussed in further detail in Item 2, Mr. Waxman may be deemed to beneficially own the Shares owned directly by SRP, the fund for which SRF Management serves as the sub-advisor, SRMF and DMF.  Spencer Waxman disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

(b)            Each of SRP, SRC Management, SRF Management and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by SRP.  Each of SRF Management and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, any Shares directly held by the fund for whom SRF Management serves as sub-advisor.  Each of SRMF, SRC Management, SRG Management  and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by SRMF.  Each of DMF, DF Management, DG Management and Mr. Waxman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by DMF.  Information regarding each of SRC Management, SRF Management, SRG Management, DMF Management and Spencer Waxman is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c)            The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d)            Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares, except for the Shares held by third parties for whom SRF Management serves as sub-advisor.
(e)            As of March 30, 2020, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding Shares of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended and restated to read as follows:
Exhibit 99.1	Joint Filing Agreement of the Reporting Persons (previously filed on August 12, 2019 with the Reporting Persons’ Schedule 13D)
Schedule 1	Transactions Effected by the Reporting Persons within the last 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  April 1, 2020
SHANNON RIVER PARTNERS LP

By:	Shannon River Capital Management LLC, General Partner

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER MASTER FUND, L.P.

By:	Shannon River Capital Management LLC, as General Partner

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG MASTER FUND, L.P.

By:	Doonbeg Fund Management, LLC, as General Partner

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER FUND MANAGEMENT LLC

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER CAPITAL MANAGEMENT LLC

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

SHANNON RIVER GLOBAL MANAGEMENT LLC

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG FUND MANAGEMENT, LLC

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

DOONBEG GLOBAL MANAGEMENT, LLC

By:	/s/ Spencer Waxman
	Name:	Spencer Waxman
	Title:	Managing Member

/s/ Spencer Waxman
Spencer Waxman

SCHEDULE 1
TRANSACTIONS EFFECTED BY REPORTING PERSONS WITHIN THE LAST 60 DAYS
The following transactions were effected by Shannon River Partners LP during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share

03/02/2020	Common Stock	(6,023)	($7.14273784)
03/19/2020	Common Stock	(1,099)	($5.143965)
03/20/2020	Common Stock	(81)	($5.20466667)
03/20/2020	Common Stock	(1,542)	($5.19188526)
03/23/2020	Common Stock	(376)	($4.93817488)
03/23/2020	Common Stock	(520)	($4.95760417)
03/25/2020	Common Stock	(99)	($5.34125)
03/25/2020	Common Stock	(13,077)	($5.30460535)
03/26/2020	Common Stock	(638)	($5.53317857)
03/26/2020	Common Stock	(6,378)	($5.45022814)
03/27/2020	Common Stock	(1,284)	($5.35971769)
03/30/2020	Common Stock	(7,637)	($5.3885492)

The following transactions were effected by Shannon River Master Fund, L.P. during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share
03/19/2020	Common Stock	(418)	($5.143965)
03/20/2020	Common Stock	(29)	($5.20466667)
03/20/2020	Common Stock	(547)	($5.19188526)
03/23/2020	Common Stock	(133)	($4.93817488)
03/23/2020	Common Stock	(184)	($4.95760417)
03/25/2020	Common Stock	(38)	($5.34125)
03/25/2020	Common Stock	(4,999)	($5.30460535)
03/26/2020	Common Stock	(238)	($5.53317857)
03/26/2020	Common Stock	(2,377)	($5.45022814)
03/27/2020	Common Stock	(4790	($5.35971769)
03/30/2020	Common Stock	(2,727)	($5.3885492)

The following transactions were effected by Doonbeg Master Fund, L.P. during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share

03/02/2020	Common Stock	9,800	$7.17076939
03/19/2020	Common Stock	(5,377)	($5.143965)
03/20/2020	Common Stock	(1,199)	($5.20466667)
03/20/2020	Common Stock	(22,780)	($5.19188526)
03/23/2020	Common Stock	(5,549)	($4.93817488)
03/23/2020	Common Stock	(7,673)	($4.95760417)
03/25/2020	Common Stock	(380)	($5.34125)
03/25/2020	Common Stock	(50,393)	($5.30460535)
03/26/2020	Common Stock	(4,430)	($5.53317857)
03/26/2020	Common Stock	(44,304)	($5.45022814)
03/27/2020	Common Stock	(8,923)	($5.35971769)
03/30/2020	Common Stock	(80,548)	($5.3885492)

The following transactions were effected by the fund to which Shannon River Fund Management, LLC serves as sub-advisor during the past 60 days:
Date	Security	Number of Shares Bought/(Sold)	Approximate price ($) per share

03/19/2020	Common Stock	(3,106)	($5.143965)
03/20/2020	Common Stock	(191)	($5.20466667)
03/20/2020	Common Stock	(3,631)	($5.19188526)
03/23/2020	Common Stock	(884)	($4.93817488)
03/23/2020	Common Stock	(1,223)	($4.95760417)
03/25/2020	Common Stock	(283)	($5.34125)
03/25/2020	Common Stock	(37,589)	($5.30460535)
03/26/2020	Common Stock	(1,694)	($5.53317857)
03/26/2020	Common Stock	(16,941)	($5.45022814)
03/27/2020	Common Stock	(3,412)	($5.35971769)
03/30/2020	Common Stock	(44,820)	($5.3885492)